Exhibit 99.1

PRESS RELEASE

Gracell Biotechnologies Announces Senior Management Team Share Purchase Plan

SUZHOU, China and PALO ALTO, Calif. Nov. 23, 2021 — Gracell Biotechnologies Inc. (NASDAQ: GRCL) (“Gracell” or the “Company”), a global clinical-stage biopharmaceutical company dedicated to developing highly efficacious and affordable cell therapies for the treatment of cancer, today announced that members of its senior management team, including its Chairman of Board and Chief Executive Officer Dr. William (Wei) Cao, Chief Financial Officer Dr. Yili Kevin Xie and Chief Medical Officer Dr. Martina A. Sersch, have informed the Company of their intention to use their personal funds to purchase the Company’s American depositary shares (“ADSs”) on the open market for an aggregate amount up to a maximum of $2 million within the next three months.

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies. Leveraging its pioneering FasTCAR, TruUCAR and SMART CARTTM technology platforms, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal production quality, high therapy cost and lack of effective CAR-T therapies for solid tumors. For more information on Gracell, please visit www.gracellbio.com.Follow @GracellBio on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing date of the offering. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Gracell’s most recent annual report on Form 20-F as well as discussions of potential risks, uncertainties, and other important factors in Gracell’s subsequent filings with the Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and Gracell specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Media contact

Marvin Tang

marvin.tang@gracellbio.com

Investor contact

Gracie Tong

gracie.tong@gracellbio.com